Exhibit 99.1

February 12, 2020	News Release 20-02

Pretivm Reports 2019 Results, Production Outlook and

Leadership Transition Plan

●	2019 Gold production: 354,405 ounces

●	2020 Gold production guidance: 325,000 to 365,000 ounces

●	2020 Estimated free cash flow[1]: $100 million - $170 million at a gold price of $1,450

●	Brucejack Mine Preliminary Production Outlook: Ongoing gold production in the Valley of the Kings expected to be in line with the guidance range for 2020

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) available on the Company’s website and on SEDAR and EDGAR.

Vancouver, British Columbia, February 12, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces results for the fourth quarter and full year 2019, with 2019 gold production of 354,405 ounces at an all in sustaining cost1 (“AISC”) of $888 per ounce of gold sold. Free cash flow1 for 2019 was $184.2 million and total debt decreased by $180.4 million compared to year-end 2018 (See Key Operating Metrics and Key Financial Metrics tables below.)

“In 2019, we beat the upper end of our revised gold production guidance and the lower end of our AISC guidance of 350,000 ounces and $900 per ounce of gold sold,” said Joseph Ovsenek, President and CEO of Pretivm. “In addition, we substantially exceeded our debt reduction target. Brucejack continues to be consistently profitable and a strong cash generator.”

Pretivm also announces its 2020 guidance, a preliminary outlook for ongoing gold production in the Valley of the Kings and a leadership transition plan for the role of President and CEO.

2020 Guidance

2020 Production and Financial Guidance

Gold production at the Brucejack Mine for 2020 is expected to be in the range of 325,000 to 365,000 ounces. The production rate for 2020 is expected to be 3,800 tonnes per day with average annual gold grade ranging between 7.6 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97%. The midpoint of 2020 gold production guidance is slightly below 2019 actual production.

The AISC1 for 2020 is expected to range from $910 to $1,060 per ounce of gold sold with cash costs expected to range from $725 to $830 per ounce of gold sold. AISC estimates include costs associated with continued lateral development at a rate of approximately 1,000 meters per month through 2020. Lateral development will focus on opening the mine on the 1080 Level and Brucejack Fault Zone in the first half and stope development in the second half of 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required. In addition, AISC includes costs associated with a high-density reverse circulation drill program to increase the volume of grade information necessary to enhance mine planning and optimize gold production. This program is scheduled to commence in the second quarter of 2020.

The AISC for 2020 also includes approximately $20 million for a number of one-time sustaining capital expenditures and costs related to growth-oriented expenses, which together total approximately $55 to $60 per ounce of gold sold.

2020 Free Cash Flow Forecast

Free cash flow1 for 2020 is expected in the range of $100 million to $170 million at a gold price of $1,450 per ounce. The Company is targeting debt reduction in the range of $80 million to $150 million for 2020.

Preliminary Production Outlook Beyond 2020

The Company is providing preliminary guidance for post-2020 gold production in the Valley of the Kings in advance of the release of the updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine, which are expected to be disclosed by March 31, 2020 as previously announced.

Based on preliminary data available to date, foreseeable average annual gold production while mining in Brucejack’s Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020.

This preliminary updated production outlook (the “Preliminary Production Outlook”) supersedes the previously published April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces (see News Release of April 4, 2019). The change is primarily a result of a reduction in estimated gold grade.

Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized.

2020 Technical Updates

Pretivm expects to disclose a full technical update for the updated Life of Mine plan, which includes the Valley of the Kings, by March 31, 2020. The updates are being prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Life of Mine plan and Mineral Reserve estimate is being prepared by Tetra Tech Canada Inc. and the Mineral Resource estimate is being prepared by Ivor W.O. Jones, M.SC., P.Geo., FAusIMM, CP(Geo) of Ivor Jones Pty Ltd., each of whom is a “Qualified Person” as defined by NI 43-101 and independent of Pretivm. In addition, Optiro Pty Ltd. has been retained to review the updated Mineral Resource estimate.

A webcast technical session with management is expected to follow the release of these updates and will also provide an overview of the reconciliations for Mineral Reserve and Mineral Resource estimates, updated geological interpretation and mining initiatives among other things.

Leadership Transition Plan

Pretium’s Board of Directors has initiated an external search for a new President and CEO. Joseph Ovsenek has agreed to continue to serve as President & CEO while the search is underway.

“The Board offers its deepest thanks to Joe for his critical role in advancing Brucejack to production as a safe and profitable mine,” said Richard O’Brien, Chairman of Pretivm. “We are grateful that Joe will assist with the transition process by remaining in place until a new President and CEO is appointed, and on behalf of the entire Pretivm team, we wish him well in his next endeavour.”

Added Mr. Ovsenek, “I would like to thank the members of Pretivm’s team and its contractors for all that they have accomplished in making Brucejack an outstanding mine.”

Mr. Ovsenek has been President and CEO since 2017, President since 2015 and Executive Vice-President and Chief Development Officer from 2011 to 2015.

In other management changes, Warwick Board, Vice President, Geology and Chief Geologist, has resigned to pursue a new opportunity. The Company wishes him well in his next endeavour and thanks him for his contribution over more than seven years, including his work on advancing our understanding of the complex geology of the Valley of the Kings.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

Fourth Quarter and Full-Year 2019 Operating and Financial Highlights

Key Operating Metrics

	3 months ended Dec. 31, 2019		Year ended Dec. 31, 2019
	2019	2018	2019	2018
Gold produced (oz)	96,237	96,342	354,405	376,012
Head grade (g/t Au)	8.3	11.5	8.7	11.9
Ore mined (wet tonnes)	388,744	283,136	1,359,403	1,055,208
Mining rate (tpd)	4,225	3,078	3,724	2,891
Ore milled (dry tonnes)	373,954	267,048	1,303,001	1,005,603
Mill throughput (tpd)	4,065	2,903	3,570	2,755
Recovery (%)	96.8	97.0	96.9	97.3
Silver produced (oz)	147,988	113,886	516,977	422,562
Gold sold (oz)	93,248	89,011	351,348	367,428
Silver sold (oz)	110,774	82,380	420,440	372,090

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Key Financial Metrics

	3 months ended Dec. 31. 2019		Year ended Dec. 31, 2019
In thousands of USD, except for per ounce data	2019	2018	2019	2018
Revenue	135,484	108,596	484,540	454,556
Cost of sales ($)	89,627	72,479	333,157	303,927
Cost of sales ($/oz of gold sold1)	961	814	948	827
Earnings from mine operations ($)	45,857	36,117	151,383	150,629
Net earnings ($)	20,049	2,847	40,917	36,620
Net earnings ($/share)	0.11	0.01	0.22	0.20
Adjusted earnings ($)[1]	33,124	20,177	100,688	99,349
Adjusted earnings ($/share)[1]	0.18	0.11	0.55	0.54
Cash generated by operating activities ($)	66,133	42,886	225,073	197,244
Free cash flow ($)[1]	49,747	40,127	184,248	169,910
AISC ($/oz)[1]	866	784	888	764
Average realized price ($/oz)[1]	1,480	1,253	1,405	1,277
Average realized cash margin ($/oz)[1]	726	594	662	608
Long-term debt ($)[2]			397,253	475,911
Cash & cash equivalents ($)			23,174	45,407

1.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

2.	As at December 31, 2019, long-term debt does not include the current portion of the Company’s Loan Facility (defined below) in the amount of $66,667 (2018 – $78,385).

Fourth Quarter and Full-Year 2019 Production Overview

●	Production totaled 96,237 ounces of gold and 147,988 ounces of silver in the fourth quarter 2019. Gold production was similar to the comparable period in 2018 when 96,342 ounces of gold and 113,886 ounces of silver were produced. Annual 2019 production totaled 354,405 ounces of gold and 516,977 ounces of silver. Annual 2018 production was slightly higher with 376,012 ounces of gold and 422,562 ounces of silver produced. Gold production was reduced in 2019 due to a decrease in head grade offset by an increase in tonnes milled.

●	In the fourth quarter, 388,744 tonnes of ore were mined, equivalent to a mining rate of 4,225 tonnes per day compared to 283,136 tonnes of ore, equivalent to a mining rate of 3,078 tonnes per day in the comparable period in 2018. In 2019, 1,359,403 tonnes of ore were mined, equivalent to a mining rate of 3,724 tonnes per day compared to 1,055,208 tonnes of ore, equivalent to a mining rate of 2,891 tonnes per day in the comparable period in 2018. As planned at the outset of 2019, production was ramped-up through 2019 and by the end of the fourth quarter the mine was supplying the mill at 3,800 tonnes per day on a consistent basis.

●	In the fourth quarter, a total of 373,954 tonnes of ore, equivalent to a throughput rate of 4,065 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 267,048 tonnes of ore, equivalent to a throughput rate of 2,903 tonnes per day, were processed. In 2019, a total of 1,303,001 tonnes of ore, equivalent to a throughput rate of 3,570 tonnes per day, were processed. This was an increase from the comparable period in 2018, in which a total of 1,005,603 tonnes of ore, equivalent to a throughput rate of 2,755 tonnes per day, were processed. The tonnes of ore processed increased in 2019 as a result of the production ramp-up to a target of 3,800 tonnes per day following receipt of our amended permits in late 2018. We successfully achieved mill throughput of 3,800 tonnes per day in the fourth quarter of 2019.

●	The mill feed grade averaged 8.3 grams per tonne gold for the fourth quarter of 2019 compared to 11.5 grams per tonne gold in the fourth quarter of 2018. Production in the fourth quarter of 2019 focused on maximizing tonnes to the mill and all stopes above a cut-off grade of approximately 5.0 grams per tonne gold that were immediately available were mined and processed. For 2019, the mill feed grade averaged 8.7 grams per tonne gold compared to 11.9 grams per tonne gold in the comparable period in 2018. The decrease in mill feed grade in the 2019 periods was the result of the mine progressing through lower grade areas and processing immediately available stopes that met the grade cut-off.

●	Gold recovery for the fourth quarter of 2019 was 96.8% compared to 97.0% in the comparable period in 2018. Gold recovery for the year ended December 31, 2019 was 96.9% compared to 97.3% in the comparable period in 2018. We continue to review the mill process to optimize recoveries.

●	Mine development advanced at a rate of approximately 976 meters per month during the fourth quarter 2019 and averaged approximately 937 meters per month over the year. This was a significant increase over the rate of mine development in the previous year which averaged approximately 820 meters per month during the fourth quarter 2018 and averaged approximately 790 meters per month over the year. Mine development advanced at an accelerated rate throughout 2019 to support the production rate ramp-up to 3,800 tonnes per day.

Fourth Quarter and Full Year 2019 Financial Overview

●	In the fourth quarter, the Company generated revenue of $135.5 million compared to revenue of $108.6 million in the fourth quarter 2018. Revenue in the fourth quarter of 2019 includes a $1.4 million gain on trade receivables at fair value related to provisional pricing adjustments. The Company generated $484.5 million in revenue in 2019 compared to $454.6 million in 2018. Revenue in 2019 includes a $6.6 million gain on trade receivables at fair value related to provisional pricing adjustments compared to a $3.1 million loss in 2018.

●	In the fourth quarter 2019, the Company sold 93,248 ounces of gold, at an average realized price of $1,480 per ounce generating $132.3 million in revenue from contracts with customers. In the comparable period in 2018, the Company sold 89,011 ounces of gold, at an average realized price of $1,253 per ounce generating $107.2 million in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the three months ended December 31, 2019 was $1,482 (2018 – $1,227) per ounce of gold.

●	In 2019, the Company sold 351,348 ounces of gold, at an average realized price of $1,405 per ounce generating $471.4 million in revenue from contracts with customers. In the comparable period in 2018, the Company sold 367,428 ounces of gold, at an average realized price of $1,277 per ounce generating $452.3 million in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the year ended December 31, 2019 was $1,393 (2018 - $1,269) per ounce of gold.

●	Total cost of sales for the fourth quarter 2019 were $89.6 million or $961 per ounce of gold sold compared to $72.5 million or $814 per ounce of gold sold in the comparable period in 2018. Total cost of sales increased primarily due to higher production costs for additional development and drilling as well as the higher depreciation and depletion charges resulting from the April 2019 Valley of the Kings Life of Mine update.

●	Total cost of sales for 2019 were $333.2 million or $948 per ounce of gold sold compared to $303.9 million or $827 per ounce of gold sold in 2018. Total cost of sales includes production costs, depreciation and depletion, royalties and selling costs.

●	Total cash costs[1] for the fourth quarter 2019 were $692 per ounce of gold sold compared to $610 per ounce of gold sold in the comparable period in 2018. Total cash costs increased due to higher production costs for additional development and drilling.

●	Total cash costs for 2019 were $680 per ounce of gold sold compared to $623 per ounce of gold sold in 2018. Total cash costs increased due to higher production costs for additional development and drilling and lower gold ounces produced and subsequently sold in the period.

●	AISC for the fourth quarter 2019 totaled $866 per ounce of gold sold compared to $784 per ounce of gold sold in the comparable period in 2018. AISC for 2019 totaled $888 per ounce of gold sold compared to $764 per ounce of gold sold in 2018. AISC increased due to higher production costs for additional drilling and higher treatment and refinery charges due to increased volumes of concentrate shipped.

●	Sustaining capital expenditures in the fourth quarter amounted to $3.3 million (including $0.6 million deferred development costs incurred during production) and for the full year 2019 amounted to $22.9 million (including $2.1 million deferred development costs incurred during production). This compares to $3.7 million in the fourth quarter 2018 and full year 2018 sustaining capital of $16.5 million.

●	Earnings from mine operations were $45.9 million in the fourth quarter 2019 compared to $36.1 million in the fourth quarter 2018. Full year 2019 earnings from mine operations were $151.4 million compared to $150.6 million in 2018.

●	Net earnings were $20.0 million in the fourth quarter 2019 compared to $2.8 million in the fourth quarter 2018 with the increase primarily a result of higher gold prices, decrease in interest and finance expense and decrease in loss on financial instruments at fair value. Full year 2019 net earnings were $40.9 million compared to $36.6 million in 2018.

●	Adjusted earnings were $33.1 million in the fourth quarter 2019 compared to $20.2 million in the fourth quarter 2018. Full year 2019 adjusted earnings were $100.7 million compared to $99.3 million in 2018.

●	Cash generated from operating activities in the fourth quarter 2019 was $66.1 million compared to $42.9 million in the fourth quarter 2018. Full year 2019 cash generated from operating activities was $225.1 million compared to $197.2 million in 2018.

●	Free cash flow generated in the fourth quarter 2019 was $49.7 million compared to $40.1 million in the fourth quarter 2018. Full year 2019 free cash flow was $184.2 million, an increase over the $169.9 million generated in 2018.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release for reconciliation.

●	Average realized cash margin in the fourth quarter 2019 was $726 per ounce of gold sold compared to $594 per ounce of gold sold in the fourth quarter of 2018. Full year 2019 average realized cash margin was $662 per ounce of gold sold compared to $608 per ounce of gold sold in 2018.

●	Cash and cash equivalents were $23.2 million as at December 31, 2019 compared to $45.4 million at December 31, 2018.

●	The Company repaid $98.0 million of its $480 million senior secured loan facility (the “Loan Facility”) and paid $82.4 million to repurchase 100% of its gold offtake obligation using cash generated from operations, reducing total debt by $180.4 million. Our outstanding balance on the Loan Facility is $382.0 million.

Regional Grassroots Exploration

The 2019 exploration program included 19,850 meters of drilling, completed by four drills. Drilling focused on testing high-priority targets across the Bowser Property, including a potential Eskay Creek style volcanogenic massive sulphide (“VMS”) system in the A6 Zone, a structurally controlled intrusion-related gold system at the Koopa Zone, a porphyry copper-gold system in the Haimila Zone, and Brucejack-style epithermal system in the Tuck and American Creek Zones. The most promising results of the 2019 program were encountered at the A6 Zone.

A6 Zone

The A6 Zone is located approximately 14 kilometers northeast of the Brucejack Mine. Drilling in 2019 included 17 drill holes totaling 8,340 meters and identified a buried rhyolite dome capped by a mudstone unit locally anomalous in arsenic and mercury. The rhyolite dome is up to 200 meters thick, at least 500 meters wide and 2 kilometers long, and remains open to the north and south. The rhyolite is intensely sericite altered, hosts pyrite stringer zones, and locally hosts anomalous copper and silver values. In two drill holes peripheral to the rhyolite, narrow intersections of high-grade silver and copper mineralization were found. The highest grade assay result was from drill-hole BR-038 which intersected 2,890 grams per tonne silver, 0.95 grams per tonne gold, and 1.81% copper over 1.50 meters (see news release dated September 16, 2019).

2020 Regional Exploration

The 2020 regional exploration program is expected to primarily focus on exploration for VMS mineralization at the A6 Zone, for intrusion related gold mineralization at the Koopa Zone, and for epithermal and porphyry related gold mineralization elsewhere on the property.

Qualified Persons

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) as defined in NI 43-101 responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grass-roots exploration program and has reviewed and approved the scientific and technical information in this news release related thereto.

Our audited consolidated Financial Statements and MD&A for the years ended December 31, 2019 and 2018 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the fourth quarter and year-end 2019 operating and financial results and updates will take place Wednesday, February 12, 2020 at 7:00 am PT (10:00 am ET).

Webcast and conference call details:

Wednesday, February 12, 2020 at 7:00 am PT (10:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until February 28, 2020:

Toll Free (North America)	1-800-319-6413
Access Code	3844

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Troy Shultz

Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as ” “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to achievement of steady state production of, 3,800 tonnes per day production rate; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risk in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation requirements; our ability to identify and successfully integrate any material properties we acquire; currency fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; the ability of our new executive to successfully transition into their new roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; we are limited in our ability to, and may not, pay dividends in the foreseeable future; and certain actions under U.S. federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than expressly set out herein); planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.